Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

October 16, 2023

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Insurance Company

Post-Effective Amendment No. 2 to the Registration Statement on Form S-1

File No. 333-262702

Commissioners:

On behalf of Midland National Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”).

The Amendment is being filed for the purpose of making certain material changes to the Midland Advisory Registered Index-Linked and Variable Annuity Contracts (the “Contracts”), flexible premium deferred registered index-linked and variable annuity contracts issued by the Company. Except as identified below, the disclosure set forth in the Amendment is substantially similar to the disclosure included in Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-262702), which was filed on April 18, 2023 and declared effective by the Commission on May 1, 2023. For the Staff’s convenience, a courtesy copy of the prospectus included in the Amendment marked against the prospectus included in Post-Effective Amendment No. 1 will be provided to the Staff.

The changes reflected in the Amendment are:

•	Guaranteed maximum Mortality & Expense Risk Charge is reduced.

•	Two optional death benefit riders are available at the time of purchase for an additional charge – the Return of Premium Death Benefit Rider and the Annual Ratchet Death Benefit Rider.

•	Two optional guaranteed living withdrawal benefit riders are available at the time of purchase for an additional charge – the Contract Value GLWB Rider and the Return of Premium GLWB Rider.

•

Cycle Investments that are limited by a Proportional Cap or a Proportional Participation Rate are no longer offered. Substantially similar Cycle Investments that are not limited by a Proportional Cap or Proportional Participation Rate are offered.

•	Russell 2000 is no longer a reference Index for the Cycle Investments.

•	Addition of Cap Rate with Participation Rate Crediting Type.

•	Money Market Subaccount, which acts as the Default Account for the Cycle Investments, is available for direct investment.

On August 1, 2023, the Company filed Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-255059) for the purpose of making changes to the LiveWell Dynamic Annuity Contracts, non-advisory flexible premium deferred registered index-linked and variable annuity contracts issued by the Company. To the extent applicable, the disclosure set forth in the Amendment reflects changes in response to Staff comments on the LiveWell Dynamic Annuity Contracts. Unlike the LiveWell Dynamic Annuity Contracts, there are currently no outstanding Contracts. Accordingly, the disclosure set forth in the Amendment does not identify the effective date of these changes.

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

The Contracts are registered on both Form S-1 (File No. 333-262702) and Form N-4 (File No. 333-262682). At the appropriate time, the Company will file post-effective amendments to both Registration Statements reflecting any disclosure changes made in response to Staff comments and any currently missing information, including any necessary financial statements and exhibits. At that time, the Company will file an acceleration request in which it will seek effectiveness no later than May 1, 2024 or as soon as practicable thereafter.

If we may assist you in any way in the processing of this filing, please contact the undersigned at 515-327-5890.

Very truly yours,

Sincerely,

/s/ Brett Agnew
Brett L. Agnew
Vice President and Associate General Counsel

MidlandNational.com